October 26, 2009

BC  Securities  Commission

701  West  Georgia  Street

P.O.  Box  10142,  Pacific  Centre

Vancouver, B.C. V7Y 1L2

- and  -

Alberta Securities Commission

4th Floor,  300  5th Avenue  SW

Calgary, AB  T2P 3C4

- and  -

Ontario  Securities  Commission

20  Queen  Street  West,  Suite  1903

Toronto, ON  M5H 3S8

Dear  Sirs:

Re:  Arris  Resources  Inc. (the “Company”)

Please  be  advised  that,  in  connection  with  National  Instrument  51 -102, we hereby notify you that we have read

the  Company’s  Notice  of  Change  of  Auditor  dated   October  26,  2009  (the  “Notice”)  and,  based  on  our

knowledge at this time, are in agreement with the statements contained in the Notice.

We  understand  that  the  Notice,  this  letter  and  a  letter  from  the  successor  auditor  will  be  disclosed  in  the

Information  Circular  to  be  mailed  to  all  shareholders  of  the  Company  for  the  Company's  next  annual  general meeting at which action is to be taken concerning the appointment of auditors.

Yours  truly,

DEVISSER GRAY LLP

Chartered  Accountants

Cc.  Arris  Resources  Inc.